Exhibit 4(b)(xiii)

19 February 2010

Mr Glen Moreno,
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Non executive director appointment - Lloyds Banking Group plc
(“the company”)

Following our recent discussions, I am pleased to confirm on behalf of our Nomination and Governance Committee my invitation to you to join the Board of Lloyds Banking Group plc as a non executive director.

All directors of the company also serve on the principal subsidiary boards of Lloyds TSB Bank plc, HBOS Plc and BOS plc. This letter therefore also covers your appointment as non executive director of those companies. The boards generally meet simultaneously.

Your appointment as a non executive will include the role of Senior Independent Director (“SID”) and is subject to the terms and conditions set out in this letter.

1. Appointment

Your appointment will commence on 1 March 2010 and is for an initial term of three years expiring at the AGM 2013. At the end of the three year term, your appointment will be reviewed. Subject to satisfactory performance and Board approval, you may be invited to serve for a further period.

Continuation of your appointment is subject to:

•

Confirmation by the Financial Services Authority (FSA) that your application for Approved Person status has been approved and to this status being maintained throughout your tenure. Directors must inform the FSA and the company of any significant changes in their personal circumstances which may have an impact on their status as approved persons/directors;

•	Satisfactory performance and contribution to the Board and Committees of which you are a member;

•

Election and re-election as a director by the company’s shareholders in general meeting as required by the company’s Articles of Association and codes to which the company subscribes, in particular the Financial Reporting Council’s UK Corporate Governance Code (formerly the Combined Code).

2. Termination

You will cease to hold the office of director if:

(i)	you resign from your appointment or choose not to stand for re-election;

(ii)	the company terminates your appointment or chooses not to propose you for re-election;

(iii)	shareholders fail to elect or re-elect you;

(iv)	the Articles of Association or any law or regulation prevent you from continuing in office.

In the case of (i) and (ii) above, there is no entitlement to notice or to compensation for loss office. However, where possible, you agree to make the Chairman aware of any intention to resign or not to seek re-election so that the board can plan for orderly succession.

In the case of termination under (iii) or (iv) above, your appointment will terminate automatically with immediate effect and without compensation.

3. Board Committees

In addition to your appointment as a non executive director and SID, you may be required to serve on standing or ad hoc Board Committees. Initially, you will be invited to serve as Chair of the Risk Oversight Committee and as a member of the Remuneration Committee.

As part of your duties as SID you will also be invited to become a member of the Nomination and Governance Committee.

4. Role

Your duties will be those required of a non executive director and SID. Non executive directors have the same legal responsibilities as any other director. The Board as a whole is collectively responsible for promoting the success of the company by directing the company’s affairs. As members of the unitary board, all directors are required to:

•	Provide sound leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;

Set the Group’s strategic aims having regard to the risk appetite appropriate for the company, ensure that the necessary financial and human resources are in place for the company to meet its objectives, and review management performance; and

•	Set the Group’s values and standards and ensure that its obligations to its shareholders and others are understood and met.

In addition, in your capacity as SID, you will:

•

be available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive or Finance Director has failed to resolve or for which such contact is inappropriate;

•	attend sufficient meetings with major shareholders and financial analysts to obtain a balanced understanding of the issues and concerns of such shareholders;

•	act, together with the Deputy Chairman, as a sounding board for the Chairman and CEO on board and shareholder matters.

•

be a conduit, as required, for views by other non-executive directors on the performance of the Chairman, and chair a formal annual session of the Nomination and Governance Committee members (excluding the Chairman) to agree the Chairman’s objectives and review his performance.

•	be the focal point for board members for any concerns regarding the Chairman, or the relationship between the Chairman and the CEO.

5. Key accountabilities

Key accountabilities for non- executive directors will consist of: -

▪	Strategy. Non executive directors should constructively challenge and help to develop proposals on strategy by bringing a different and external perspective to Board discussions.

▪	Performance. Non executive directors should support and scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.

▪

Risk. Non executive directors should satisfy themselves that Board discussion and decision making on risk matters is based on accurate and appropriately comprehensive information and draws, as far as they believe it to be relevant or necessary, on external analysis and input. In particular, non executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust, adequate and effective.

▪

People. Through membership of Board Committees, non executive directors are responsible for determining appropriate policies, structure and levels of remuneration for executive directors and senior executive management and ensuring appropriate arrangements are in place for Board appointments and executive and non executive succession planning.

6. Time Commitment

As a non executive director, you are required to devote such time as is necessary for the effective discharge of your duties. The estimated time commitment for your role is approximately 4 days per month which is made up as follows:

- Base time commitment as non executive director:	20 days
- Additional time for SID responsibilities:	10 days
- Additional time for chair of Risk Oversight Committee:	16 days
- Additional time for member of Remuneration Committee:	6 days

Total per annum	52 days

The estimated time commitment includes all scheduled Board and Committee meetings relevant to your role, plus strategy sessions, attendance at shareholder meetings and preparation for meetings. A schedule of Board and committee meetings for 2010 and 2011 is attached.

The above time commitment is based on planned events. From time to time, however, you may be required to attend meetings at short notice. You will be expected to use your best efforts to relinquish other appointments to ensure that you can meet the time commitments and make yourself available as appropriate.

By accepting this appointment, you confirm that you are able to allocate sufficient time to meet the expectations of your role to the satisfaction of the board.

The agreement of the Chairman should be sought before accepting additional commitments that might affect your ability to meet the time commitments necessary to discharge your duties.

7. Fees and Expenses

The following fees per annum are payable in respect of your appointment:

▪	Non executive director base fee:
£65,000 - this will be looked at in the course of 2010

▪	Additional fee for acting as SID
£60,000

▪	Additional fee for acting as chair of the Risk Oversight Committee
£40,000

▪	Additional fee for acting as a member of the Remuneration Committee
£20,000

               Total £185,000

Fees are payable monthly and will be paid to a Lloyds TSB bank account held in your name. If you do not hold a Lloyds TSB account, you will be required to open one for this purpose. Please contact the Company Secretary who will be happy to make the necessary arrangements.

The company will reimburse you for all reasonable and properly documented expenses incurred by you in the performance of your duties.

8. Outside Interests

It is accepted and acknowledged that you have business interests other than those of the company. As a condition of your appointment you are required to declare any such directorships, appointments and interests to the board in writing. If you take on any additional business interests or become aware of any potential conflicts of interest, these must be disclosed to the board as soon as they arise or become known to you. If at any time you are considering acquiring any new interest which might give rise to a conflict of interest with the company you must first discuss the matter with the senior independent director and obtain a resolution of the board authorising such acquisition. Regardless of any approval given in relation to outside interests, it is your responsibility to ensure that you can meet the time commitment required by the role.

9. Confidentiality

You will not use or disclose to any person, firm or organisation (except as required by law or to carry out your duties under this letter) any trade secrets, know-how, business information or other private or confidential information relating to the business, finances or affairs of the company, or any customer of the company or any other information provided on the basis that it is confidential.

You will use your best endeavours to prevent the unauthorised use or disclosure of any such information. This restriction will continue to apply after your appointment ends without limit in time but will not apply to information which becomes public, unless through unauthorised disclosure by you. After your appointment ends you will return all documents and information (whether written, visual or electronic) under your control which belong to the company or any member of the Lloyds Banking Group.

Your attention is also drawn to the requirements under both legislation and regulation relating to the disclosure of price sensitive information. You should avoid making any statements or engaging in any dealings that might contravene these requirements. The Company Secretary can provide further information and advice on these matters if required.

10. Induction

Following appointment, the company will provide a tailored induction programme. You are entitled to request any additional information or briefings to assist you in the execution of your duties.

11. Evaluation and review of performance

The performance of individual directors and the board and its committees is evaluated annually. In the interim, if there are any matters which you wish to discuss in relation to your role, please feel free to contact me.

12. Directors’ Liability Indemnity and Insurance

To the extent permitted by law, directors are entitled to be indemnified by the company against all costs and liabilities incurred by them in execution of their duties. A deed of indemnity is included in your appointment pack for signature and return.

You will also have the benefit of any directors’ and officers’ insurance cover maintained from time to time by the company (but this shall not oblige the company to maintain any such cover either at all, or on current terms).

13. Independent Professional Advice

Occasions may arise when you consider that you need professional advice in the furtherance of your duties as a director and it will be appropriate for you to consult independent advisers at the company’s expense. The company will reimburse the full cost of expenditure incurred in accordance with the company’s policy, details of which are set out in the appointment pack.

14. Disclosure and Dealings in Shares

The company may be required to include in its annual accounts a note of any material interest that a director may have in any transaction or arrangement that the company has entered into. You must disclose any such interest as soon as possible but no later than the board meeting at which the transaction or arrangement is first discussed so that the Board can note your interest and, if appropriate, approve any conflicts. A general notice that you are interested in any contracts with a particular person, firm or company is acceptable.

During the continuation of your appointment you will be expected to comply (and to procure that your spouse and any connected persons comply) where relevant with any rule of law or regulation of any competent authority or of the company from time to time in force in relation to dealings in shares, debentures and other securities of the company and the unpublished price sensitive information affecting the shares, debentures and other securities of the company.

Details of the procedure for dealing in shares, together with explanatory notes on the code of market conduct/model code, will be included in your appointment pack.

15. Shareholdings

All directors are encouraged to hold shares in the company. If you would like to receive whole or part of your monthly fee in shares, we would be happy to make the necessary arrangements for you.

Please acknowledge receipt and acceptance of the above terms by signing and returning the enclosed copy of this letter.

Please do not hesitate to contact me for any assistance in any matters during the term of your appointment.

I look forward to working with you on the Board.

Sir Winfried Bischoff

I acknowledge receipt of the letter dated 12 February 2010 of which this is a copy and accept the terms of appointment.

Signed

Date